                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                            SEC FILE NUMBER: 0-5485

                                   ----------

                             CUSIP NUMBER: 294037-20-5

                                   ----------

(Check One):
[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[X] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR
    For Period Ended December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                              --------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                              --------------------

Part I - Registrant Information

                            Viskase Companies, Inc.
--------------------------------------------------------------------------------
                            Full Name of Registrant

                          Envirodyne Industries, Inc.
--------------------------------------------------------------------------------
                           Former Name if Applicable:

                             6855 West 65th Street
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                            Chicago, Illinois 60638
--------------------------------------------------------------------------------
                            City, State and Zip Code

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon S. Donovan              708               496-4200
--------------------------------------------------------------------------------
(Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
    no, identify report(s). [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Viskase Companies, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 1999                   By: /s/ Gordon S. Donovan
     ------------------------            ---------------------------------------
                                         Vice President,
                                         Chief Financial Officer and Treasurer

                           ENVIRODYNE INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN

                  REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

                        AS OF DECEMBER 31, 1998 AND 1997

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                PAGE(S)

Report of Independent Accountants                                                    1

Financial Statements:
 Statement of Net Assets Available for Benefits,
    December 31, 1998 and 1997                                                     2-3

 Statement of Changes in Net Assets Available
    for Benefits, for the years ended
    December 31, 1998 and 1997                                                     4-5

 Notes to Financial Statements                                                    6-12



Supplemental Schedules:
 Item 27a - Schedule of Assets Held for Investment Purposes,
    December 31, 1998                                                               13

 Item 27d - Schedule of Reportable Transactions, for the year ended
    December 31, 1998                                                               14





NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Envirodyne Industries, Inc.
         Retirement Savings Plan.

[PRICEWATERHOUSECOOPERS LETTERHEAD]



REPORT OF INDEPENDENT ACCOUNTANTS

Plan Administrator
Envirodyne Industries, Inc. Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Envirodyne Industries, Inc. Retirement Savings Plan (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The financial statements of the Plan as of and for the year ended December 31, 1997 were audited by other independent accountants whose report dated June 12, 1998 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCooper LLP



July 7, 1999

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1998



                                           FIDELITY                 20TH       WARBURG
                          GUARANTEED        GROWTH     FIDELITY    CENTURY     GROWTH &     WARBURG     LIFETIME
                           LONG TERM       ADVISOR     PURITAN      ULTRA      INCOME     INTERNATIONAL    20
                             FUND            FUND        FUND        FUND       FUND         FUND         FUND

Assets:
   Investments:
    Pooled separate
      accounts              $  101,720    $  72,637   $  82,405   $ 153,748   $ 111,824   $  18,395    $   4,365
    Company stock
    Loans to participants
                            ----------    ---------   ---------   ---------   ---------   ---------    ---------


        Total investments      101,720       72,637      82,405     153,748     111,824      18,395        4,365

   Receivables:
    Employer contributions         742          210         452         459         200
                            ----------    ---------   ---------   ---------   ---------   ---------    ---------

Net assets available
    for benefits            $  102,462    $  72,847   $  82,857   $ 154,207   $ 112,024   $  18,395     $  4,365
                            ==========    =========   =========   =========   =========   =========     ========



                            LIFETIME    LIFETIME   LIFETIME    VISKASE
                               30         40          50        STOCK       LOAN
                              FUND       FUND        FUND       FUND        FUND        TOTAL

Assets:
   Investments:
    Pooled separate
      accounts              $  1,185     $ 8,511   $                                  $  554,790
    Company stock                                             $  405,018                 405,018
    Loans to participants                                                  $   9,756       9,758
                            --------     -------   --------   ----------   ---------  ----------


       Total investments       1,185       8,511              $  405,018   $   9,756     969,564

   Receivables:
    Employer contributions       126         126                     996                   3,281
                            --------     -------   --------   ----------   ---------  ----------

Net assets available
    for benefits            $  1,311     $ 8,637   $           $ 405,984   $   9,758  $ $972,845
                            ========     =======   ========   ==========   =========  ==========




    The accompanying notes are an integral part of the financial statements.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997



                                             FIDELITY                20TH    WARBURG
                              GUARANTEED      GROWTH    FIDELITY   CENTURY   GROWTH &     WARBURG     LIFETIME
                              LONG TERM       ADVISOR    PURITAN    ULTRA     INCOME    INTERNATIONAL    20
                                 FUND          FUND       FUND       FUND      FUND         FUND        FUND

Assets:
   Investments:
       Pooled separate
         accounts              $ 3,149,066  $ 1,019,375 $ 787,073  $ 465,770   $ 503,028   $  386,604   $ 95,893
       Company stock
       Loans to participants
                               -----------  ----------- ---------  ---------   ---------   ----------   --------


          Total investments      3,149,066    1,019,375   787,073    465,770     503,028      386,604     95,893

   Receivables:
       Employer contributions       40,500        7,593     7,307      4,970       4,721        4,340      1,551
                               -----------  ----------- ---------  ---------   ---------   ----------   --------


Net assets available
       for benefits            $ 3,189,566  $ 1,026,968 $ 794,380  $ 470,740   $ 507,749   $  390,944   $ 97,444
                               ===========  =========== =========  =========   =========   ==========   ========






                              LIFETIME    LIFETIME   LIFETIME   ENVIRODYNE
                                 30          40         50       STOCK        LOAN
                                FUND        FUND       FUND       FUND        FUND        TOTAL

Assets:
   Investments:
       Pooled separate
         accounts              $ 173,370 $ 122,223 $  187,941                        $  6,890,343
       Company stock                                          $ 954,312                   954,312
       Loans to participants                                             $  324,253       324,253
                               --------- --------- ---------- ---------  ----------  -------------


          Total investments      173,370   122,223    187,941   954,312     324,253     8,168,908

   Receivables:
       Employer contributions      2,873     1,852      1,837     8,957                    86,501
                               --------- --------- ---------- ---------  ----------  ------------


Net assets available
       for benefits            $ 176,243 $ 124,075 $  189,778 $ 963,269  $  324,253  $  8,255,409
                               ========= ========= ========== =========  ==========  ============



    The accompanying notes are an integral part of the financial statements.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1998




                                           FIDELITY               20TH      WARBURG
                              GUARANTEED   GROWTH    FIDELITY    CENTURY    GROWTH &     WARBURG    LIFETIME
                              LONG TERM    ADVISOR    PURITAN     ULTRA      INCOME   INTERNATIONAL   20
                                FUND         FUND       FUND      FUND        FUND       FUND        FUND

Additions:
   Investment income:
    Increase in value of
      Plan's interest in
      pooled separate
      accounts                           $ 369,167  $  262,076  $ 156,393  $  119,321 $    23,058  $ 26,584
    Net appreciation
       (depreciation) in fair
       value of investments   $ 180,485   (196,760)   (174,620)   (48,116)    (82,042)    (17,141)  (19,258)
    Interest income
                              ---------  ---------  ----------  ---------  ---------- -----------  --------
                                180,485    172,407      87,456    108,277      37,279       5,917     7,326
                              ---------  ---------  ----------  ---------  ---------- -----------  --------
   Contributions:
    Employer                    154,232     37,639      36,483     37,597      22,967      18,546     6,587
    Participants                332,580     94,223      85,906    118,092      61,259      45,426    18,313
                              ---------  ---------  ----------  ---------  ---------- -----------  --------
                                486,812    131,862     122,389    155,689      84,226      63,972    24,900
                              ---------  ---------  ----------  ---------  ---------- -----------  --------
   Interfund transfers          310,457   (160,362)     (3,872)    76,496      (6,677)   (118,043)   (3,985)
   Participant loan
      repayments                 87,614      8,869      14,843      6,813       8,033       6,598     1,965
                              ---------  ---------  ----------  ---------  ---------- -----------  --------

                                398,071   (151,493)     10,971     83,309       1,356    (111,445)   (2,020)
                              ---------  ---------  ----------  ---------  ---------- -----------  --------
        Total additions       1,065,368    152,776     220,816    347,275     122,861     (41,556)   30,206
                              ---------  ---------  ----------  ---------  ---------- -----------  --------


Deductions:
   Plan transfers             3,483,256   1,027,628    855,022    592,505     464,465     286,224   101,269
   Benefit payments             435,588      64,210     65,290     55,820      41,708      38,767    16,718
   Administrative expenses        5,000         277        295        357         176         349        60
   Loans to participants        228,628      14,782     11,732     15,126      12,237       5,653     5,238
                              ---------  ---------- ----------  ---------  ---------- -----------  --------
        Total deductions      4,152,472   1,106,897    932,339    663,808     518,586     330,993   123,285
                              ---------  ---------- ----------  ---------  ---------- -----------  --------


Net decrease in net
   assets available
    for benefits             (3,087,104)   (954,121)  (711,523)  (316,533)   (395,725)   (372,549)  (93,079)

Net assets available
   for benefits,
   beginning of year          3,189,566   1,026,968    794,380    470,740     507,749     390,944    97,444
                              ---------  ---------- ----------  ---------  ---------- -----------  --------

Net assets available
   for benefits, end of year  $ 102,462  $   72,847 $   82,857  $ 154,207  $  112,024 $    18,395  $  4,365
                              =========  ========== ==========  =========  ========== ===========  ========







                                LIFETIME   LIFETIME    LIFETIME    VISKASE
                                   30         40          50       STOCK       LOAN
                                  FUND       FUND        FUND      FUND        FUND        TOTAL

Additions:
   Investment income:
    Increase in value of
      Plan's interest in
      pooled separate
      accounts                 $  51,989  $   26,729  $   53,079                        $ 1,088,396
    Net appreciation
       (depreciation) in fair
       value of investments      (37,361)    (16,190)    (36,185) $ (424,631)              (871,819)
                                                                              $ 25,371       25,371
    Interest income            ---------  ----------  ----------  ----------  --------  -----------
                                  14,628      10,539      16,894    (424,631)   25,371     (241,948)
                               ---------  ----------  ----------  ----------  --------  -----------

   Contributions:
    Employer                      10,829       8,678       6,092      30,286                369,936
    Participants                  25,425      19,448      12,575      71,947                885,194
                               ---------  ----------  ----------  ----------  --------  -----------
                                  36,254      28,126      18,667     102,233              1,255,130
                               ---------  ----------  ----------  ----------  --------  -----------
   Interfund transfers            (2,890)     (5,742)         73     (60,084)  (25,371)
   Participant loan
      repayments                   4,738       3,319         705       9,450  (152,947)
                               ---------  ----------  ----------  ----------  --------  -----------
                                   1,848      (2,423)        778     (50,634) (178,318)
                               ---------  ----------  ----------  ----------  --------  -----------
        Total additions           52,730      36,242      36,339    (373,032) (152,947)   1,497,078
                               ---------  ----------  ----------  ----------  --------  -----------

Deductions:
   Plan transfers                212,883     131,914     195,805     149,513   446,941   7,947,425
   Benefit payments                9,409      13,075      26,172      14,013    38,719     819,489
   Administrative expenses           132         340         140       5,602                12,728
   Loans to participants           5,238       6,351       4,000      15,125  (324,110)
                               ---------  ----------  ----------  ----------  --------  ----------
        Total deductions         227,662     151,680     226,117     184,253   161,550   8,779,642
                               ---------  ----------  ----------  ----------  --------  ----------

Net decrease in net
   assets available
   for benefits                 (174,932)   (115,438)   (189,778)   (557,285) (314,497) (7,282,564)

Net assets available
   for benefits,
   beginning of year             176,243     124,075     189,778     963,269   324,253   8,255,409
                               ---------  ----------  ----------  ----------  --------  ----------
Net assets available
   for benefits, end of year   $   1,311  $    8,637  $           $  405,984  $  9,756  $  972,845
                               =========  ==========  ==========  ==========  ========  ==========




    The accompanying notes are an integral part of the financial statements.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997





                                                         FIDELITY               20TH     WARBURG
                                           GUARANTEED     GROWTH    FIDELITY   CENTURY  GROWTH &     WARBURG
                                           LONG TERM     ADVISOR    PURITAN     ULTRA    INCOME    INTERNATIONAL
                                              FUND         FUND       FUND      FUND      FUND        FUND

Additions:
     Investment income:
         Increase in value of
            Plan's interest in
            pooled separate
            accounts                                     $  133,744  $ 28,512  $  35,037 $  12,468  $    11,803
         Net appreciation
            (depreciation) in fair
            value of investments          $     172,870      80,044    97,092     41,126    94,552      (36,286)
         Interest income                  -------------  ----------  --------  --------- ---------  -----------
                                                172,870     213,788   125,604     76,163   107,020      (24,483)
                                          -------------  ----------  --------  --------- ---------  -----------

     Contributions:
         Employer                               209,457      47,217    44,076     34,070    29,761       28,004
         Participants                           405,788      94,903    87,243     79,345    60,084       55,213
                                          -------------  ----------  --------  --------- ---------  -----------
                                                615,245     142,120   131,319    113,415    89,845       83,217
                                          -------------  ----------  --------  --------- ---------  -----------
     Interfund transfers                       (202,940)     27,738    33,055    (44,688)  (63,392)     (20,194)
     Participant loan
            repayments                           79,418      11,687    17,180      3,869     7,353        6,227
                                          -------------  ----------  --------  --------- ---------  -----------
                                               (123,522)     39,425    50,235    (40,819)  (56,039)     (13,967)
                                          -------------  ----------  --------  --------- ---------  -----------
                Total additions                 664,593     395,333   307,158    148,759   140,826       44,767
                                          -------------  ----------  --------  --------- ---------  -----------
Deductions:
     Benefit payments                           149,300      66,686    25,024     26,851     5,456       39,049
     Administrative expenses                      3,512         280       873        287       388          344
     Loans to participants                      120,569      12,842    23,595     17,334     9,501        7,110
                                          -------------  ----------  --------  --------- ---------  -----------
                Total deductions                273,381      79,808    49,492     44,472    15,345       46,503
                                          -------------  ----------  --------  --------- ---------  -----------
Net increase (decrease )
     in net assets
     available for benefits                     391,212     315,525   257,666    104,287   125,481       (1,736)

Net assets available
     for benefits,
     beginning of year                        2,798,354     711,443   536,714    366,453   382,268      392,680
                                          -------------  ----------  --------  --------- ---------  -----------
Net assets available
     for benefits, end of year            $   3,189,566  $1,026,968  $794,380  $ 470,740 $ 507,749  $   390,944
                                          =============  ==========  ========  ========= =========  ===========





                                            LIFETIME     LIFETIME   LIFETIME    LIFETIME   ENVIRODYNE
                                               20          30          40         50         STOCK     LOAN
                                              FUND        FUND        FUND        FUND       FUND      FUND      OTHER      TOTAL

Additions:
     Investment income:
         Increase in value of
            Plan's interest in
            pooled separate
            accounts                    $    14,793  $    9,235  $    2,238  $    2,922                                  $  250,752
         Net appreciation
            (depreciation) in fair
            value of investments              3,412      12,320      12,332      20,739  $  60,664                          558,865
         Interest income                                                                            $  25,814                25,814
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------
                                             18,205      21,555      14,570      23,661     60,664     25,814               835,431
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------
     Contributions:
         Employer                             9,529      14,305      11,089       9,855     48,272                          485,635
         Participants                        25,382      26,327      19,703      15,139    107,809                          976,936
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------
                                             34,911      40,632      30,792      24,994    156,081                        1,462,571
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------
     Interfund transfers                    (37,001)    (22,285)     (2,614)    (12,899)   371,034    (25,814)
     Participant loan
            repayments                        2,608       4,085       3,316         895      7,289   (143,927)
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------
                                            (34,393)    (18,200)        702     (12,004)   378,323   (169,741)
                                        -----------  ----------- ----------  ----------  ---------  ---------  --------  ----------
                Total additions              18,723      43,987      46,064      36,651    595,068   (143,927)            2,298,002
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------

Deductions:
     Benefit payments                        15,677       6,624       6,343       1,953        280      6,172  $  1,847     351,262
     Administrative expenses                    127         199         147          80        237                            6,474
     Loans to participants                    3,548      12,977       7,296       4,840     12,833   (232,445)
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------
                Total deductions             19,352      19,800      13,786       6,873     13,350   (226,273)    1,847     357,736
                                        -----------  ----------  ----------  ----------  ---------  ---------  --------  ----------

Net increase (decrease)
     in net assets
     available for benefits                    (629)     24,187      32,278      29,778    581,718     82,346    (1,847)  1,940,266

Net assets available
     for benefits,
     beginning of year                       98,073     152,056      91,797     160,000    381,551    241,907     1,847   6,315,143
                                        ----------- -----------  ----------  ----------  ---------  ---------  --------  ----------
Net assets available
     for benefits, end of year          $    97,444  $  176,243  $  124,075  $  189,778  $ 963,269  $ 324,253  $         $8,255,409
                                        =========== ===========  ==========  ==========  =========  =========  ========  ==========












The accompanying notes are an integral part of the financial statements.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN

       The following description of the Envirodyne Industries, Inc. Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Companies, Inc. (formerly Envirodyne Industries, Inc.) ("Employer") and its participating subsidiaries who have met eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       PARTICIPATION

       Eligible employees may become Plan members ("Participants") on the first day of January, April, July or October following six months from their date of hire.

       CONTRIBUTIONS

       Participating employees, by means of authorized payroll deductions, may make both before-tax and after-tax contributions to the Plan in amounts based upon a percentage of their compensation. These before-tax contributions cannot be less than two percent (2%) nor greater than fifteen percent (15%) of the Participant's compensation. The after-tax contribution cannot be less than one percent (1%) nor greater than ten percent (10%) of the Participant's compensation. Only Participant's before-tax contributions up to six percent (6%) of the Participant's compensation are eligible to receive an employer matching contribution. Employer matching contributions to the Plan vary based upon the Participant's years of credited service. At the discretion of the Employer, there also may be an employer profit sharing contribution for active Participants at the end of the Plan year.

       VESTING

       Participant's contributions plus the earnings thereon are fully vested. Vesting in the employer contributions and the earnings thereon is based on years of credited service. A Participant is fully vested after five years of credited service. If a Participant attains age 65, or becomes permanently and totally disabled, or dies, the full value of the employer contribution account becomes immediately vested and is non-forfeitable.

       ALLOCATIONS

       Investment income is allocated based on account balances as defined by the Plan.

       The Employer profit sharing contribution is allocated to Participants based upon their annual compensation as a percentage of the total annual compensation for all Participants.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

  1.   DESCRIPTION OF THE PLAN, CONTINUED

       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. All loans must be repaid within five years. The loans are secured by the balance in the Participant's account and bear interest at a rate determined by the plan administrator equal to one percent (1%) over the prime interest rate. Principal and interest is paid ratably through payroll deductions.

       PAYMENT OF BENEFITS

       Upon termination, Participants with a vested interest in their account balance of less than or equal to $5,000 receive a distribution in a single sum payment.

       Participants with vested interest in their account balance in excess of $5,000 may receive a distribution in a single sum payment or may elect to receive installment payments. The Participant may elect to commence the payments sixty days after the close of the plan year in which the Participant attains age 65 or terminates employment, whichever is later, provided however, that payment to any Participant must begin no later than the April 1 following the plan year the Participant reaches age 70-1/2.

       Participants may elect to rollover single sum distributions into a qualified retirement plan or a qualified retirement account.

       WITHDRAWALS WHILE EMPLOYED

       The Plan permits Participants to make withdrawals while they are employed. The Plan establishes limits and priority of any withdrawal. The Plan also permits hardship withdrawals from tax-deferred and rollover contributions in accordance with Internal Revenue Code requirements.

       ROLLOVER CONTRIBUTIONS

       The rollover contributions represent lump sum benefits received by certain employees from another organization's pension or profit sharing plan, or from the Envirodyne Employee Thrift Plan. The Plan allows a Participant to contribute these benefits in ten percent (10%) increments to the Plan funds. Rollover contributions are included in employee contributions in the statement of changes in net assets available for benefits with fund information. A rollover contribution is payable upon retirement, termination of employment, death or disability.



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements are prepared on the accrual basis of accounting.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       INVESTMENTS

       Investments are stated at fair value based on published market quotations in an active market. Participant notes receivable are valued at cost which approximates market value.

       Investment transactions are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. Cost is determined on an average-cost basis.

       The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments and the increase in value of the Plan's interest in pooled separate accounts which consists of the realized gain (loss) and the unrealized appreciation (depreciation) on investments.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of Viskase Companies, Inc. common stock and numerous pooled investment accounts. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Participants' account balances and the amounts reported in the statement of net assets available for benefits.

       ADMINISTRATIVE EXPENSES

       Expenses of the Plan other than brokerage commissions, which are included in the cost of the investments and loan fees and are paid directly by the Plan, are paid by the Employer. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan's trustee out of the assets of the Plan.

       FORFEITURES

       Forfeitures are recorded as a reduction to the aggregate Employer contributions in the year they occur. For the years ended December 31, 1998 and 1997 forfeitures amounted to $8,895 and $13,961, respectively.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

  3.   INVESTMENT PROGRAM

       The Plan provides for investment election alternatives allowing Participant contributions to be invested in certain individual programs as directed by each Participant in ten percent (10%) increments. Participants may change their investment elections up to four times a year as provided in the Plan. Employer contributions are invested in the same proportion as the Participants' contributions. The investment options are as follows:

           GUARANTEED LONG TERM FUND - The assets of this fund are invested in a diversified portfolio of high quality, fixed income instruments (primarily intermediate bonds and commercial mortgages within Connecticut General Life Insurance Company's ("CIGNA") Account). Principal and interest are fully guaranteed by CIGNA. The objective of this fund is to provide stable returns and to preserve the principal investment.

           FIDELITY GROWTH ADVISOR FUND - This fund seeks to provide long-term capital appreciation by investing mostly in common stocks and also in preferred stocks and bonds.

           FIDELITY PURITAN FUND - The objective of this fund is to preserve capital and provide current income while seeking long-term growth of capital and income in a diversified portfolio of securities including stocks, bonds and short-term investments.

           20TH CENTURY ULTRA FUND - This fund seeks to provide capital growth over time by investing primarily in common stocks of companies with accelerating earnings and revenues.

           WARBURG GROWTH & INCOME FUND - This fund seeks to provide long-term capital appreciation by investing in dividend-paying equity securities, including common stocks and other marketable securities as well as fixed income securities.

           WARBURG INTERNATIONAL FUND - The objective of the fund is to achieve long-term capital appreciation through international diversification by investing primarily in common stocks, debt securities and preferred stocks of companies based outside the United States.

           LIFETIME 20 FUND - The assets of this fund are invested eighty percent (80%) in stocks and twenty percent (20%) in bonds. The stock accounts are CIGNA separate accounts that invest in Fidelity Advisor Growth Opportunities, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Funds. This fund seeks to provide long-term capital appreciation.

           LIFETIME 30 FUND - The assets of this fund are invested seventy (70%) in stocks and thirty percent (30%) in bonds. The stock accounts are CIGNA separate accounts that invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Funds. This fund seeks to provide long-term capital appreciation.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

  3.   INVESTMENT PROGRAM, CONTINUED

           LIFETIME 40 FUND - The assets of this fund are invested sixty-five percent (65%) in stocks and thirty-five percent (35%) in bonds. The stock accounts are CIGNA separate accounts that invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Vanguard Quantitative Portfolios, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Funds. This fund seeks to provide long-term capital appreciation with a secondary emphasis on income and capital stability.

           LIFETIME 50 FUND - The assets of this fund are invested fifty-five percent (55%) in stocks and forty-five percent (45%) in bonds. The stock accounts are CIGNA separate accounts that invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Vanguard Quantitative Portfolios, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Funds.

           VISKASE STOCK FUND (formerly Envirodyne Stock Fund) - The assets of this fund are exclusively invested in Viskase Companies, Inc. common stock.

       The number of units and the net asset value per unit for each account are as follows:



                                                                      1998                            1997
                                                                           NET ASSET                       NET ASSET
                                                               NUMBER        VALUE             NUMBER        VALUE
                                                              OF UNITS      PER UNIT          OF UNITS      PER UNIT

      Guaranteed Long Term Fund                                 3,160     $   32               103,577    $    30
      Fidelity Growth Advisor Fund                                964         75                16,682         61
      Fidelity Puritan Fund                                     2,749         30                30,289         26
      20th Century Ultra Fund                                   2,999         51                12,102         38
      Warburg Growth & Income Fund                              4,788         23                24,038         21
      Warburg International Fund                                  806         23                17,556         22
      Lifetime 20 Fund                                            234         19                 5,825         16
      Lifetime 30 Fund                                             64         19                10,593         16
      Lifetime 40 Fund                                            473         18                 7,703         16
      Lifetime 50 Fund                                              -         18                12,070         16

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

  4.   CONTRIBUTIONS

       Contributions to the Plan by Clear Shield National, Inc. (subsidiary) and Viskase Companies, Inc., (formerly Envirodyne Industries, Inc.)
       (parent) are as follows:




                                                              1998
                                    CLEAR SHIELD            VISKASE
                                    NATIONAL, INC.       COMPANIES, INC.           TOTAL
                                   ----------------    -------------------    ---------------

         Employer                  $        328,481    $            41,455    $       369,936
         Participant                        777,671                107,523            885,194
                                   ----------------    -------------------    ---------------

                                   $      1,106,152    $           148,978    $     1,255,130
                                   ================    ===================    ===============




                                                              1997
                                    CLEAR SHIELD          ENVIRODYNE
                                    NATIONAL, INC.      INDUSTRIES, INC.           TOTAL
                                   ----------------    -------------------    ---------------

         Employer                  $        446,988    $            38,647    $       485,635
         Participant                        868,421                108,515            976,936
                                   ----------------    -------------------    ---------------

                                   $      1,315,409    $           147,162    $     1,462,571
                                   ================    ===================    ===============



  5.   INVESTMENTS

       There were no assets representing five percent (5%) or more of net assets available for benefits at December 31, 1998. Investments representing five percent (5%) or more of net assets available for benefits at December 31, 1997 were as follows:



                                                                                                      1997

         Guaranteed Long Term Fund                      Pooled separate account                 $    3,149,066
         Fidelity Growth Advisor Fund                   Pooled separate account                      1,019,375
         Fidelity Puritan Fund                          Pooled separate account                        787,073
         20th Century Ultra Fund                        Pooled separate account                        465,770
         Warburg Growth & Income Fund                   Pooled separate account                        503,028
         Viskase Stock Fund                             Company stock                                  954,312




  6.   FEDERAL INCOME TAXES

       The Internal Revenue Service has determined and informed the Employer by a letter dated July 9, 1997, that the Plan, and related trust, as then designed are in compliance with the appropriate sections of the Internal Revenue Code ("Code"). The Plan has subsequently been amended. However, the plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


  7.   PLAN TERMINATION

       The Employer reserves the right to alter, amend, or terminate the Plan. In the event of Plan termination, Participants will become fully vested in their accounts. The Company will consolidate the Plan with an affiliated company plan.



  8.   PLAN TRANSFER

       Effective July 23, 1998, the Employer sold one of the sponsoring employers to an unrelated party. Under the provisions of the sale, assets and liabilities for certain Participants in the Plan were to be transferred out of the Plan. On November 1, 1998 the Plan transferred assets with a market value of approximately $7.9 million.

                             SUPPLEMENTAL SCHEDULES

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998






 (A)                      (B)                                        (C)                       (D)            (E)
                                                            DESCRIPTION OF INVESTMENT
                     IDENTITY OF ISSUE,                      INCLUDING MATURITY DATE,
                      BORROWER, LESSOR                    RATE OF INTEREST, COLLATERAL,                       CURRENT
                     OR SIMILAR PARTY                        PAR OR MATURITY VALUE             COST           VALUE

 *    Connecticut General Life
         Insurance Company:
           Guaranteed Long Term Fund                      Pooled separate account           $     101,720   $    101,720

           Fidelity Growth Advisor Fund                   Pooled separate account                  53,935         72,637

           Fidelity Puritan Fund                          Pooled separate account                  61,025         82,405

           20th Century Ultra Fund                        Pooled separate account                 111,367        153,748

           Warburg Growth & Income Fund                   Pooled separate account                  86,074        111,824

           Warburg International Fund                     Pooled separate account                  17,319         18,395

           Lifetime 20 Fund                               Pooled separate account                   3,301          4,365

           Lifetime 30 Fund                               Pooled separate account                     887          1,185

           Lifetime 40 Fund                               Pooled separate account                   6,749          8,511

 *    Viskase Companies, Inc.:
           Viskase Stock Fund                             Common stock, 95,052 shares             346,378        405,018

           Loan Fund                                      Participant loans, 8.0% - 10.0%                          9,756
                                                                                            -------------   -------------
      Total investments                                                                     $     788,755   $    969,564
                                                                                            =============   ============


   * Represents party-in-interest.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998


              (A)                            (B)                                                 (C)           (D)          (I)
                                                                  NUMBER OF     NUMBER OF     PURCHASE       SELLING      NET GAIN
  IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSET          PURCHASES       SALES         PRICE         PRICE       OR (LOSS)

Connecticut General Life
  Insurance Company:

    Guaranteed Long Term Fund     Pooled separate account             60           116   $ 1,306,680  $  4,534,512

    Fidelity Growth Advisor Fund  Pooled separate account             41            46       475,555     1,594,573   $  369,167

    Fidelity Puritan Fund         Pooled separate account             31            41       343,885     1,136,228      262,076

    20th Century Ultra Fund       Pooled separate account             43            42       322,103       742,502      156,394

    Warburg Growth & Income
      Fund                        Pooled separate account             31            37       156,854       585,570      119,321

    Warburg International Fund    Pooled separate account             26            40        79,484       436,610       23,058

    Envirodyne Industries, Inc.:
      Envirodyne Stock Fund       Company stock                       38            54       357,347       823,440     (416,655)

    Viskase Companies, Inc.:
      Viskase Stock Fund          Company stock                        3             5       510,486       165,017          908